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16006229

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-51322

JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/20105 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alaska Capital Management Corporation d/b/a Aurora Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congressional Blvd Ste 114
(No. and Street)

Carmel	IN	46032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry R Hendrix 317-843-5572
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC. dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET	LAFAYETTE	INDIANA	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

akB

OATH OR AFFIRMATION

I, Curtis H. Robertsrson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alaska Capital Management Corporation d/b/a Aurora Securities, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 4/25/2016

JERRY R HENDRIX
Seal
Notary Public - State of Indiana
Hamilton County
My Commission Expires Sep 6, 2023

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Alaska Capital Management Corporation
dba Aurora Securities
Carmel, Indiana

We have audited the accompanying statement of financial condition of Alaska Capital Management Corporation dba Aurora Securities, (an Indiana corporation), as of December 31, 2015 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Alaska Capital Management Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaska Capital Management Corporation dba Aurora Securities as of December 31, 2015 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Alaska Capital Management Corporation's financial statements. The supplemental information is the responsibility of Alaska Capital Management Corporation's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 10, 2016

ALASKA CAPITAL MANAGEMENT CORPORATION

dba AURORA SECURITIES

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS

ASSETS		
Cash and cash equivalents	$	61,351
Income taxes receivable		383
Prepaid expenses		12,529
TOTAL ASSETS		74,263

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable		1,278
TOTAL LIABILITIES		1,278
STOCKHOLDERS' EQUITY		
Common stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 shares)		1,000
Additional paid in capital		23,000
Retained earnings		48,985
TOTAL STOCKHOLDERS' EQUITY		72,985
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	74,263

ALASKA CAPITAL MANAGEMENT CORPORATION

dba AURORA SECURITIES

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Commissions and fees	$ 228,973
TOTAL REVENUE	228,973
EXPENSES	
Commissions	170,000
Occupancy and equipment costs	48,000
Professional fees	4,550
Director expenses	3,000
Regulatory expenses	5,200
TOTAL EXPENSES	230,750
Income (Loss) before income tax	(1,777)
Income tax benefits (expense)	438
NET INCOME (LOSS)	$ (1,339)
Earning (Loss) per share of common stock	$ (1.34)

ALASKA CAPITAL MANAGEMENT CORPORATION

dba AURORA SECURITIES

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
BALANCE AT BEGINNING OF YEAR	$ 1,000	$ 23,000	$ 50,324	$ 74,324
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	(1,339)	(1,339)
BALANCE AT END OF YEAR	$ 1,000	$ 23,000	$ 48,985	$ 72,985

 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

ALASKA CAPITAL MANAGEMENT CORPORATION

dba AURORA SECURITIES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(1,339)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
(Increase) decrease in operating assets:		
Accounts receivable		320
Income taxes receivable		(383)
Prepaid expenses		(7,008)
Increase (decrease) in operating liabilities:		
Accrued Income taxes		(125)
Net cash provided by (used in) operating activities		(8,535)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(8,535)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		69,886
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	61,351
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Income Taxes	$	61

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2015

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Alaska Capital Management Corporation dba Aurora Securities (the Firm) was formed on April 26, 1989 as a corporation in the state of Alaska. The Firm is a registered securities broker dealer. The Firm was formed to offer a broad range of investment management services for the investing public within and without Alaska. On April 22, 2007 the Firm was purchased by an Indiana Corporation and elected new officers and moved operations to Carmel, Indiana. In September 2009, the Firm was re-domiciled as an Indiana Corporation. The Firm maintains no physical securities, client cash or margin accounts.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2015.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising—The Firm's advertising costs are expensed as incurred. During 2015 no advertising costs were incurred.

NOTE 2: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2015 there were no receivables or payables to accrue.

NOTE 3: INCOME TAX EXPENSE

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes.

Income taxes are computed as follows:

Refundable federal income tax	$	246
Refundable state income tax		137
Total refundable income tax		383
Federal income tax expense (benefit)		(256)
State income tax expense (benefit)		(182)
Total income tax expense (benefit)	$	(438)

NOTE 4: LEASES

The Firm leases office space equipment and personnel of a related organization (common stockholder) and accordingly, incurred expenses paid to such organization amounting to $48,000 for the year ended December 31, 2015.

NOTE 5: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. As of December 31, 2015, net capital as defined by the rules, equaled $60,073. The percentage of aggregate indebtedness to net capital was 2.13%. The Firm must also maintain net capital in excess of the greater of 10% of the Firm's aggregate indebtedness or 120% of the $5,000 minimum net capital. The Firm's excess net capital as by defined by the rules, equaled $55,073.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2015
SCHEDULE I

Total ownership equity from Statement of Financial Condition	$	72,985
less nonallowable assets from Statement of Financial Condition		(12,912)
Net capital before haircuts on securities positions		60,073
Haircuts on securities		-
Net Capital		60,073
Aggregate Indebtedness		1,278
Net capital required based on aggregate indebtedness (6-2/3%)		85
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required		5,000
Excess Net Capital		55,073
Total aggregate indebtedness		
(A) - 10% of total aggregate indebteness		128
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	54,073
Percentage of Aggregate Indebtedness to Net Capital		2.13%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
Alaska Capital Management Corporation
dba Aurora Securities
Carmel, Indiana

In planning and performing our audit of the financial statements of Alaska Capital Management Corporation dba Aurora Securities as of and for the year ended December 31 ,2015, in accordance with auditing standards generally accepted in the United States of America, we considered Alaska Capital Management Corporation dba Aurora Securities' internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Alaska Capital Management Corporation dba Aurora Securities' internal control. Accordingly, we do not express an opinion on the effectiveness Alaska Capital Management Corporation dba Aurora Securities' internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Alaska Capital Management Corporation dba Aurora Securities including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Alaska Capital Management Corporation dba Aurora Securities does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Alaska Capital Management Corporation dba Aurora Securities is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Alaska Capital Management Corporation dba Aurora Securities' practices and procedures, as described in the second paragraph of this report, were adequate at February 25, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 10, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
Alaska Capital Management Corporation
dba Aurora Securities
Carmel, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2015 Part IIA filing.

The only changes were related to income tax accrual at year end.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 10, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Alaska Capital Management Corporation
dba Aurora Securities
Carmel, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2015, which were agreed to by Alaska Capital Management Corporation, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Alaska Capital Management Corporation, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alaska Capital Management Corporation, Inc.'s management is responsible for Alaska Capital Management Corporation, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2014 to March 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2014 to December 31, 2015 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 10, 2016

ALASKA CAPITAL MANAGMENT CORPORATION
D/B/A
AURORA SECURITIES
111 CONGRESSIONAL BLVD. STE. 114
CARMEL, IN 46032-5639
317-843-5577 . (FAX) 317-843-5366

Exemption Statement with regards to rule 15c3-3

Alaska Capital Management Corporation d/b/a Aurora Securities (CRD 46147, SEC file 8-513322) is a $5,000 net capital introducing broker/dealer and as such is a non-carrying and non-clearing broker/dealer which is exempt from reserve requirements. Aurora Securities is exempt under rules 15c3-3(k)(2)(i).

Alaska Capital Management Corporation d/b/a Aurora Securities has met this exemption throughout the fiscal year January 1, 2015 to December 31, 2015

To the best if my knowledge and belief, these statement are true and factual without exception.

Alaska Capital Management Corporation d/b/a/ Aurora Securities

Jerry R. Hendrix

Jerry R. Hendrix

Executive Vice President
Secretary/Treasurer

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
ALASKA CAPITAL MANAGEMENT CORP.
Dba AURORA SECURITIES
CARMEL, INDIANA

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Aurora Securities (the Firm) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. § 240.15c3-3: ***(2) (i) "Special Account for the Exclusive Benefit of customers" maintained:*** and the Firm stated that the Firm met the identified exemption provisions throughout the most recent fiscal year without exception. The Firm's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ***(k) (2) (i)*** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 10, 2016